NO ACT

DC
PO
6-30-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08058618

August 21, 2008

John S. Zieser
Chief Development Officer
General Counsel and Secretary
Meredith Corporation
1716 Locust Street
Des Moines, IA 50309-3023

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 8/21/2008

Re: Meredith Corporation
Incoming letter dated June 30, 2008

Dear Mr. Zieser:

This is in response to your letters dated June 30, 2008, August 13, 2008 and August 15, 2008 concerning the shareholder proposal submitted to Meredith by Domini Social Investments and the Camilla Madden Charitable Trust. We also have received letters from Domini Social Investments dated August 11, 2008 and August 14, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments
536 Broadway, 7th Floor
New York, NY 10012-3915

<u>cc, cont.:</u>

Margaret Weber
Representative for the Camilla Madden Charitable Trust
Coordinator of Corporate Responsibility, Adrian Dominican Sisters
Camilla Madden Charitable Trust
1257 East Siena Heights Drive
Adrian, MI 49221-1793

Meredith
CORPORATION

RECEIVED

2008 JUN 30 PM 4:39

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

1716 Locust Street
Des Moines, IA 50309-3023
Ph: 515-284-2786
Fax: 515-284-3933
E-mail: john.zieser@meredith.com

John S. Zieser
Chief Development Officer
General Counsel and Secretary

June 30, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Meredith Corporation – Shareholder Proposal of Domini Social Investments and Camilla Madden Charitable Trust

Ladies and Gentlemen:

This letter is submitted on behalf of Meredith Corporation, an Iowa corporation (the "Company," "Meredith," or "We"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On May 27, 2008, the Company received two letters, each dated May 22, 2008 (attached as Exhibits A and B), from Domini Social Investments and the Camilla Madden Charitable Trust (collectively, the "Proponents") requesting that the Company include the identical shareholder proposal (the "Proposal") in the proxy materials for its 2008 annual meeting of shareholders (the "2008 Proxy Materials"). The Company believes it may properly omit the Proposal from the 2008 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from the 2008 Proxy Materials in reliance upon Rule 14a-8(i)(7) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Meredith appreciates the general concerns raised by the Proponents and already has in place programs to increase its use of paper from sustainably managed forests and to otherwise evaluate on an ongoing basis the Company's products and practices. In fact, the Company has in place an environmental sustainability task force that is currently seeking enhancements to all of its current practices and is evaluating specific targets for progress. We are of the view, however, that the substance of the Proposal is encompassed by Meredith's ordinary business operations (under Rule 14a-8(i)(7) of the Exchange Act) and should be excluded from our 2008 Proxy Materials.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the letters (including the Proposal) we received from Domini Social Investments and the Camilla Madden Charitable Trust. A copy of this letter, including Exhibits A and B, is being mailed on this date to Karen Shapiro of Domini Social Investments and to Margaret Weber of the Camilla Madden Charitable Trust, each a representative of the respective Proponent, in accordance with Rule 14a-8(j), informing them of the Company's intention to omit the Proposal from the 2008 Proxy Materials. Also enclosed is one additional copy of this letter, which we request to have file-stamped. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2008 Proxy Materials with the Securities and Exchange Commission.

The Company intends to mail to shareholders, on or about September 25, 2008, its definitive proxy statement and form of proxy in connection with its 2008 annual meeting of shareholders. That meeting currently is scheduled to be held on November 5, 2008. The Company intends to file definitive copies of the 2008 Proxy Materials with the Commission at the same time they are first mailed to shareholders.

The resolution contained in the Proposal provides:

RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by April 30, 2009, assessing options for increasing the use of postconsumer recycled fiber and FSC-certified fiber as a means to reduce our company's impact on greenhouse gas emissions.

Supporting Statement:

The study should discuss the Company's goals and timeframes with respect to:

- Increasing the use of recycled fiber as a means to reduce reliance on virgin materials;
- Increasing the use of FSC-certified fiber; and
- Estimating avoided greenhouse gas emissions from these activities.

Grounds for Exclusion

The Proposal Relates to the Company's Ordinary Business Operations and is Excludable under Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). As discussed in the 1998 Release, there are two central considerations underlying this policy: first, that "[c]ertain tasks are so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report does not remove the proposal from the ordinary business grounds for exclusion. Exchange Act Release No. 20091 (August 16, 1983).

Meredith firmly believes that the Proposal is excludable under the ordinary business exclusion in Rule 14a-8(i)(7) as interpreted by the Staff. First, the requested Board report "assessing options for increasing the use of postconsumer recycled fiber and FSC-certified fiber" would involve the implementation of complex policies that should be confined to the decisions of management and the Board. *See* 1998 Release. The Proponents' request for a report would seem to require the Company to engage experts to undertake a large-scale research project to determine goals and timeframes exclusively for the initiatives listed. Business decisions such as the allocation of resources for research into sustainable paper purchasing and sourcing decisions are not appropriate for direct shareholder oversight. Moreover, decisions regarding paper purchasing are inherently based on complex business decisions and potential business partnerships that are outside the knowledge and expertise of shareholders. Giving shareholders this ability would constitute micro-management of the Company's business.

The scope and detail of the proposed report as set forth in the Proponents' supporting statement also calls for the Company to include goals and timeframes with respect to increasing adherence to one specific certification standard for fiber (FSC), increasing the use of recycled fiber and estimating avoided greenhouse gas emissions from those activities. The Proponents also set a deadline of April 30, 2009 for the report. The 1998 Release states that proposals may be seen as attempting to micro-manage a company "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods . . . ."

The Staff has considered similar shareholder proposals such as Best Buy (Mar. 21, 2008) (proposal requesting a virtually identical sustainable paper purchasing report); Sprint Corporation (Feb. 6, 2002) (proposal requesting a report on the feasibility of using recycled paper for billing statements); Applied Digital Solutions, Inc. (Apr. 25, 2006) (proposal requesting that the independent directors of the company prepare a report on the harm the continued sale and use of RFID chips would have to the public's privacy, personal safety and financial security); and Wal-Mart Stores, Inc. (Mar. 24, 2006) (proposal requesting a report to shareholders on the rate of use of public assistance benefits by Wal-Mart associates). In each of the foregoing matters, the Staff concurred with the companies' view that the proposal was excludable as it related to the companies' ordinary business operations. Decisions regarding paper purchasing, particularly beyond applicable regulatory requirements, involve the type of day-to-day operational oversight of a company's business that the ordinary business exclusion in Rule 14a-8(i)(7) was meant to address. Such decisions fall within the Company's ordinary business operations and are fundamental to management's ability to control the Company's operations, and are not an appropriate matter for shareholder oversight.

Second, the Proposal requires the Company to report on sustainable paper purchasing policies and to assess options for increasing our use of recycled paper and FSC-certified fiber, which involve an assessment of our business risks and liabilities with respect to those options. In Staff Legal Bulletin No. 14C (June 28, 2005), the Staff took the position that, "to the extent a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or public health, . . . there is a basis to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk." In addition, the Proponents' supporting statement focuses on specific goals and timeframes with respect to increasing adherence to the FSC certification standard for fiber, increasing the use of recycled fiber and estimating avoided greenhouse gas emissions from those activities. Therefore, the Company is being asked to engage in and report on an assessment of the potential legal, financial and business risks and liabilities related to its sustainable paper purchasing. Such areas are precisely within the Company's ordinary business operations and the Staff has previously indicated that such matters should be left to management and the board.

Third, the Company has already taken active steps to increase its purchasing of paper produced from sustainably managed forests. The undertaking of a report to shareholders would undermine the current efforts of our management. As a large consumer of paper, forest sustainability is a major issue for Meredith. Approximately 60 percent of the paper produced by Meredith's suppliers comes from third-party certified forests, which means the landowner is independently audited for compliance with a standard that comprises strict sustainable forest management principles. Almost 100 percent of Meredith's paper is supplied by mills with third-party chain of custody certification, which means the fibers used to create the paper can be traced throughout the production cycle back to the original forest that produced it. These forests must be managed under specific sustainability guidelines to ensure that the trees were harvested properly.

Meredith is a media and marketing company. We do not own or operate printing plants, paper companies, or other manufacturing facilities. We purchase paper to produce magazines. As responsible corporate citizens, we have inquired about our paper suppliers' practices and have been informed that they use biofuels as much as possible. Our suppliers also use co-generation boilers that burn biofuels and produce steam used for energy. About half the energy used by Meredith paper suppliers to manufacture their products comes from renewable, greenhouse gas-neutral biofuels.

We also appreciate the need for companies to set targets related to the environment and we are currently in the process of defining our environmental goals and practices. We have taken a proactive environmental stance in many areas including paper and print purchasing, direct mail reduction, facilities management, newsstand distribution and more. Our senior management has also created an environmental sustainability task force that is currently seeking enhancements to our current operations and evaluating specific targets for progress. Based on the foregoing, and the fact that the third-party companies referenced in the Proposal are not representative competitors, we would challenge the Proponents' assertion that the Company "lags behind its competitors."

Our approach to the issues raised in the Proposal has also been forward-looking and has encompassed a different perspective, one that is specific to our business. For example, we have concerns about the processing required to produce recycled paper with the quality and strength necessary for the photo and color reproduction that our magazines require. In fact, to produce the quality of paper needed for magazines, the processing requirements for recycled fibers appear to practically contradict the environmental benefit of using recycled material. While management supports the use of recycled paper where it makes sense environmentally and economically, its use in the magazine publishing process does not always make sense. Recycled fiber, which remains in short supply, may be more effectively used as newsprint or book publishing and tissue paper or other consumer applications from a sustainability perspective. Our management and operations personnel have assessed the same facts and issues raised by the Proposal and have pursued other courses of action congruent with the Company's needs and environmental concerns, including those raised by the Proposal. For example, we have reduced basis weights for our magazines, which results in annual savings of approximately six million pounds of paper. In addition, nearly all Meredith magazines are now short cut-off (10.5 vs. 11 inches), which saves 4.4% of total paper used. The Company also encourages and requires (where it can) recycling of its magazines in order to increase the supply of recycled fiber. Therefore, because our management has already been actively engaged on these issues in their management of the ordinary business of the Company and in a manner that takes into account the more complete information available to the Company, the Proponents should not be permitted to intercede.

We are aware of the social policy issue exception to the ordinary business exclusion and that proposals focusing sufficiently on significant social policy issues are generally not excludable. We also note, however, that the Staff has not objected to excluding shareholder proposals when such proposals relate to a company's day-to-day business. *See, e.g.*, Best Buy (Mar. 21, 2008) (allowing exclusion of a proposal requesting the board to prepare a report on the goals and timeframes for increasing the use of FSC-certified fiber and recycled fiber, and estimating avoided greenhouse gas emissions from such activities (virtually identical request as the Proposal that is the subject of this letter)); Sprint Corporation (Feb. 6, 2002) (allowing exclusion of a proposal for a report on the feasibility of using recycled paper); Ford Motor Company (Mar. 2, 2004) (allowing exclusion of a proposal recommending that the board publish annually a report regarding global warming which would include detailed information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling, as relating to ordinary business operations); and College Retirement Equities Fund (Sept. 7, 2000) (proposal requesting that the fund take steps to divest its holdings of a particular entity because it related to the ordinary business operations of an investment company). In each of the foregoing matters, the Staff did not object to excluding the proposal because the proposal related to day-to-day company activities, regardless of the fact that such day-to-day activities could be tied to larger social issues. We understand that the intent of the Proposal, if adopted, is to have the Board evaluate our business policies and practices related to paper product selection and sourcing, notwithstanding that the Proposal refers to sustainable paper purchasing concerns.

For the foregoing reasons, we believe the Company may properly exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8(i)(7).

CONCLUSION

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the 2008 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

In order to facilitate transmission of the Staff's response to our request, our facsimile number is (515) 284-3933. Please call the undersigned at (515) 284-2786 or contact me at John.Zieser@meredith.com if you have any questions or need additional information.

Thank you for your consideration.

Yours very truly,

John S. Zieser
Chief Development Officer, General Counsel and Secretary

MAY 27 2008

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

May 22, 2008

Mr. John S. Zieser
Chief Development Officer, General Counsel and Secretary
Meredith Corporation
1716 Locust Street
Des Moines, Iowa 50309-3023

Via UPS

Re: Shareholder Proposal Requesting Sustainable Paper Purchasing Report

Dear Mr. Zieser:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds, including the Domini Social Equity Fund.

We are submitting the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Meredith Corp. shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Meredith Corp. shares from State Street Bank, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We appreciate your recent letter addressing our concerns about our company's fiber procurement practices and hope we can pursue further dialogue on this issue. However, due to the impending deadline for submitting shareholder resolutions, we are submitting the enclosed shareholder resolution in the interest of preserving all of our options. We hope there will be an opportunity to come to a mutually satisfying agreement that will enable us to withdraw the shareholder resolution.

I can be reached at (212) 217-1112 and at kshapiro@domini.com.

Sincerely,

Karen Shapiro

Karen Shapiro
Shareholder Advocacy Associate

Encl.

Domini Social Investments | 536 Broadway, 7th Floor | New York, NY 10012-3915 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

Sustainable Paper Purchasing Report

As a leading magazine and book publisher, Meredith Corporation is a large consumer of paper products. Forests, which provide the raw material for Meredith's products, are rapidly declining at a rate of 55 football fields per minute according to the United Nations and only 20% of the world's original forests remain undisturbed.

The paper supply chain, from logging to disposal, is a large contributor to greenhouse gas emissions. Forests store the equivalent of 175 years of global fossil fuel emissions and forest loss is responsible for 20-25% of total carbon dioxide (CO_2) emissions globally. Paper production emits the fourth-highest level of CO_2 among manufacturers. Paper comprises nearly 40% of the material in landfills and its decomposition produces methane—a greenhouse gas with 21 times the heat trapping power of CO_2.

The Intergovernmental Panel on Climate Change (IPCC), the leading international network of climate scientists, has concluded that global warming is "unequivocal." The Stern Review on the Economics of Climate Change states greenhouse gas emissions from deforestation are greater than emissions from the global transportation sector, concluding that "Action to preserve the remaining areas of natural forest is needed urgently."

Our company can reduce its impact on global warming by increasing the use of recycled paper and purchasing paper produced from sustainably managed forests. By purchasing paper certified by the Forest Stewardship Council (FSC), our company can ensure its paper is from sustainably managed forests. FSC is the only independent certification system in the world accepted by the conservation, aboriginal and business communities. FSC is the world's largest and fastest growing certification system, by hectares.

Many magazine and book publishers, including Scholastic Inc., Simon & Schuster, Random House, Hachette Livre UK, and Time Inc., are establishing and implementing paper procurement policies to address these issues. By 2012, both Scholastic and Simon & Schuster plan to purchase paper containing 25% recycled fiber and Scholastic plans that 30% of its paper purchases will be FSC-certified. Both companies are eliminating paper containing fiber sourced from endangered forests. Sixty-nine percent of the paper used in Time Inc.'s publications contains wood from certified sources including FSC-certified wood and the company has a sustainable paper purchasing policy with goals of increasing the use of recycled and certified fiber.

Our company uses recycled content in one publication and has made some progress on certified sourcing, but has not established a sustainable paper purchasing policy with stated goals and lags behind its competitors.

RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by April 30, 2009, assessing options for increasing the use of postconsumer recycled fiber and FSC-certified fiber as a means to reduce our company's impact on greenhouse gas emissions.

Supporting Statement:

The study should discuss the Company's goals and timeframes with respect to:

- Increasing the use of recycled fiber as a means to reduce reliance on virgin materials;
- Increasing the use of FSC-certified fiber; and
- Estimating avoided greenhouse gas emissions from these activities.

Exhibit B

MAY 27 2008

CAMILLA MADDEN
CHARITABLE TRUST

1257 East Siena Heights Drive • Adrian, Michigan 49221-1793 • (517) 266-3400

May 22, 2008

Corporate Secretary
Meredith Corporation
1716 Locust Street
Des Moines, IA 50309-3023

Dear Secretary:

The Camilla Madden Charitable Trust, in conjunction Domini Social Investments, submits the enclosed resolution *Sustainable Paper Purchasing Report* for inclusion in the 2008 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Camilla Madden Charitable Trust is a sponsor of this resolution. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

We enclose verification of ownership of Meredith Corporation stock. We have held over $2,000 worth of stock for over a year and will continue to hold shares in the company through the stockholders meeting.

We welcome substantive dialogue with the company on this issue, with Domini Social Investments as lead proponent.

Sincerely yours,

Margaret Weber

Margaret Weber
Representative for the Camilla Madden Charitable Trust
Coordinator of Corporate Responsibility, Adrian Dominican Sisters

Cc: Domini Social Investments
ICCR

C

Sustainable Paper Purchasing Report

As a leading magazine and book publisher, Meredith Corporation is a large consumer of paper products. Forests, which provide the raw material for Meredith's products, are rapidly declining at a rate of 55 football fields per minute according to the United Nations and only 20% of the world's original forests remain undisturbed.

The paper supply chain, from logging to disposal, is a large contributor to greenhouse gas emissions. Forests store the equivalent of 175 years of global fossil fuel emissions and forest loss is responsible for 20-25% of total carbon dioxide (CO_2) emissions globally. Paper production emits the fourth-highest level of CO_2 among manufacturers. Paper comprises nearly 40% of the material in landfills and its decomposition produces methane—a greenhouse gas with 21 times the heat trapping power of CO_2.

The Intergovernmental Panel on Climate Change (IPCC), the leading international network of climate scientists, has concluded that global ~~warming is "unequivocal." The Stern Review on~~ the Economics of Climate Change states greenhouse gas emissions from deforestation are greater than emissions from the global transportation sector, concluding that "Action to preserve the remaining areas of natural forest is needed urgently."

Our company can reduce its impact on global warming by increasing the use of recycled paper and purchasing paper produced from sustainably managed forests. By purchasing paper certified by the Forest Stewardship Council (FSC), our company can ensure its paper is from sustainably managed forests. FSC is the only independent certification system in the world accepted by the conservation, aboriginal and business communities. FSC is the world's largest and fastest growing certification system, by hectares.

Many magazine and book publishers, including Scholastic Inc., Simon & Schuster, Random House, Hachette Livre UK, and Time Inc., are establishing and implementing paper procurement policies to address these issues. By 2012, both Scholastic and Simon & Schuster plan to purchase paper containing 25% recycled fiber and Scholastic plans that 30% of its paper purchases will be FSC-certified. Both companies are eliminating paper containing fiber sourced from endangered forests. Sixty-nine percent of the paper used in Time Inc.'s publications contains wood from certified sources including FSC-certified wood and the company has a sustainable paper purchasing policy with goals of increasing the use of recycled and certified fiber.

Our company uses recycled content in one publication and has made some progress on certified sourcing, but has not established a sustainable paper purchasing policy with stated goals and lags behind its competitors.

RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by April 30, 2009, assessing options for increasing the use of postconsumer recycled fiber and FSC-certified fiber as a means to reduce our company's impact on greenhouse gas emissions.

Supporting Statement:

The study should discuss the Company's goals and timeframes with respect to:

- Increasing the use of recycled fiber as a means to reduce reliance on virgin materials;
- Increasing the use of FSC-certified fiber; and
- Estimating avoided greenhouse gas emissions from these activities.

Comerica Bank
Wealth & Institutional Management

Comerica Bank

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

May 22, 2008

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793

RE: CAMILLA MADDEN CHARITABLE TRUST T ROWE PRICE ACCOUNT # 1055005918

Dear Margaret:

In regard to your request for a verification of holdings, the above referenced account currently holds 10,450 shares of MEREDITH CORP common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Karen

Karen L. Moncrieff
Vice President
(313) 222-7092

COMERICA BANK
Account Asset Inquiry

Run on 05/19/2008 08:39:12 AM
As of Date: 05/19/2008

Account: 1055005918
CAMILLA MADDEN CHARITABLE TRUST
T ROWE PRICE
Cusip: 589433101
MEREDITH CORP

Portfolio: PRINCIPAL

ASSET DETAILS

Tax Lots	Acquire Date	Units	Fed Tax Cost	State Tax Cost	Book Value	Original Face
LOT # 1	01/01/1997	10,450.000000	69,388.00	69,388.00		
TOTAL ASSET		10,450.000000	69,388.00	69,388.00	69,388.00	

REG/LOC DETAILS

	Units/Amount
** REGISTRATION DETAIL **	
DTC - C/C (303)	10,450.000000
** LOCATION DETAIL **	
DTC (300)	10,450.000000

Back Save

August 11, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Via email: cfletters@sec.gov

Re: Meredith Corporation Shareholder Proposal of Domini Social Investments LLC and Camilla Madden Charitable Trust Requesting a Sustainable Paper Purchasing Report

Dear Ladies and Gentlemen:

I am writing on behalf of Domini Social Investments LLC (the "Proponents") and Camilla Madden Charitable Trust in response to a letter written by Meredith Corporation ("the Company") dated June 30, 2008, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal ("the Proposal," attached as Exhibit A) from the Company's proxy materials. In its letter ("No-Action Request," attached as Exhibit B), the Company argues that the Proposal may properly be excluded from the Company's materials because it relates to ordinary business matters (Rule 14a-8(i)(7)).

We disagree with the Company's argument, and respectfully request that the Company's request for no-action relief be denied.

I. Summary

The Proposal requests the "Board to prepare a report, at reasonable cost and omitting proprietary information, by April 30, 2009, assessing options for increasing the use of postconsumer recycled fiber and FSC- [Forest Stewardship Council] certified fiber as a means to reduce our company's impact on greenhouse gas emissions." The Supporting Statement states that "the report should discuss the Company's goals and timeframes with respect to:

- Increasing the use of recycled fiber as a means to reduce reliance on virgin materials;
- Increasing the use of FSC-certified fiber; and
- Estimating avoided greenhouse gas emissions from these activities."

The Company argues that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(7), which allows a company to exclude a proposal that "deals with a matter relating to a company's ordinary business operations." The Company also argues that the Proposal seeks a "risk assessment" as discussed in Staff Legal Bulletin No. 14C (June 28, 2005). As discussed more fully below, the Company has not met its burden of establishing its entitlement to exclude the Proposal, and we respectfully request that its request for relief be denied.

The Company's specific arguments are addressed below.

II. The Proposal Addresses Significant Social Policy Issues and Cannot Be Excluded Pursuant to Rule 14a-8(i)(7)

In order for a shareholder proposal to be excludable pursuant to Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, *SEC Release 34-40018* (May 21, 1998) states:

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The Company notes that it is "aware" of the social policy issue exception to the ordinary business exclusion, implicitly conceding that the Proposal concerns a "significant social policy" issue, namely, climate change. The Company, however, would ask that Staff set aside this exclusion because the proposal relates to the Company's day-to-day business (No Action request at 5). The precedents cited for this contention are discussed below in Section V and, in our view, do not support this request.

The Company focuses most of its attention on the question of whether the Proposal seeks to micro-manage the Company. The 1998 Release states that a proposal may be excluded if it "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

The Company argues that a report assessing the options for increasing the use of recycled content and FSC-certified fiber "would involve the implementation of complex polices that should be confined to the decisions of management and the Board" and that "decisions regarding paper purchasing are inherently based on complex business decisions and potential business partnerships that are outside the knowledge and expertise of shareholders." (No-Action Request at 3)

The Company is clearly mischaracterizing the Proposal and, in our view, is misinterpreting the Release's guidance on proposals that seek to micro-manage a company. First, as noted above, the Resolved Clause asks the Board to ***prepare a report*** assessing options for increasing the use of recycled fiber and FSC-certified fiber. Despite the Company's claims, the Proposal neither asks shareholders to make decisions regarding paper purchasing, nor asks the Company to implement "complex policies." Proponents are at a loss to explain how the Company can interpret the Proposal's resolved clause merely asking for a report to mean implementing "complex policies." See, e.g., *Nucor* (March 6, 2008) (Staff rejects company's contention that report requesting that the board of directors review Nucor's policies and practices related to its global operations and supply chain to assess areas where the company needs to adopt and implement additional policies to ensure the protection of fundamental human rights impermissibly "micro-manages" the company).

The Company argues that the Proposal seeks to micro-manage the Company because it sets a "deadline of April 30, 2009 for the report." (No-Action Request at 3) Again, citing the 1998 Release, the Company notes:

> The 1998 Release states that proposals may be seen as attempting to micro-manage a company "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods ...." (No-Action Request at 3)

The Company has selectively quoted the 1998 Release. The complete sentence states:

> This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods ***for implementing complex policies***. (emphasis added)

The Proposal asks for a report by a particular date. Contrary to the Company's contention, it does not ask for implementation of "complex policies" by a particular date. In fact, it does not request the implementation of any policy at all. It merely requests the board to "assess options" and report on its own goals and timeframes with respect to various environmental goals. It is standard practice among shareholder proponents to set a specific date for preparation of a report. Proponents would venture to guess that thousands of such proposals have survived no-action challenges.

Staff has rejected numerous "micro management" challenges under Rule 14a-8(i)(7) where a proposal requested that the company complete a particular report (such as a study requesting the assessment of various options), and has rejected similar attempts to mischaracterize a proposal as requiring far more intricate detail than actually requested. See, e.g., *Exxon Mobil Corporation* (March 15, 2005) (proposal requesting that board of directors make available to shareholders the research data relevant to ExxonMobil's stated position on the science of climate change) and *E.I. du Pont de Nemours and Company* (Feb. 24, 2006) (proposal asking company for report on the implications of a policy for reducing potential harm from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities).

Although we do not believe the contention to be dispositive, the Company also points out that the Proposal relates to "one specific certification standard for fiber (FSC)," implying that such an apparently narrow focus meets the definition of "micro-management." (No Action request at 3). It should be noted that Forest Stewardship Council (FSC) certification is the world's largest and fastest growing sustainable forestry certification system in the world, a fact that was cited in the Proposal and that has not been challenged by the Company (Proposal, whereas clause 4).

In addition, the Proposal is easily distinguishable from the precedents cited by the Company (see relevant precedents cited below at Section V).

III. The Proposal does not ask for an assessment of business risks and liabilities

The second argument presented by the Company is that the report requested by the Proposal would "involve an assessment of our business risks and liabilities with respect to those options." (No-Action Request at 3) Citing Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Company contends that the Proposal asks the Company to "engage in and report on an assessment of the potential legal, financial and business risks and liabilities related to its sustainable paper purchasing," and is therefore excludable as ordinary business (No-Action Request at 4).

The Proposal seeks to address a very significant environmental issue – global warming. Specifically, the Proposal is focused on how the company can minimize its impact on this key environmental issue through its operations. Proponents contend that the Company is misreading SLB 14C. SLB 14C states:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues ... would not be considered to be excludable, because the proposals would transcend the day-to-day business matters ..."

SLB14C provides further guidance in delineating when a proposal can be excludable on the basis of risk:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

In SLB 14C, the Staff provided a chart to further illustrate the type of proposals that could and could not be excluded under Rule 14a-8(i)(7). The chart referred to the *Xcel Energy Inc.* (April 1, 2003) proposal as an example of an excludable risk assessment proposal. In *Xcel*, the proponents requested "That the Board of Directors report ... on (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulphur dioxide, nitrogen oxide, and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability)." The *Xcel* proposal differs significantly from the Proposal, which does not request any such assessment of financial risks or benefits to the Company.

The chart in SLB 14C provided *Exxon Mobil Corp.* (March 18, 2005) as an example of a permissible proposal. In *Exxon Mobil*, the proponents requested "a report on the potential environmental damage that would result from the company drilling for gas in protected areas ...." The Staff sided with the shareholders because they were primarily concerned with company activity that may affect the environment. In Proponents' view, SLB 14C draws a fairly clear line between certain *internal* assessments of risk *to the company* (generally impermissible) and assessments of *external* risks *to public health or the environment* as the result of company activities (generally permissible). The Proposal clearly falls into the latter category, and therefore should be explicitly permitted under SLB 14C. It is clear that the Proposal does not mention risk or ask for "an assessment of the potential legal, financial and business risks and liabilities."

Recognizing that global warming is a significant social policy issue, Staff has rejected numerous no-action requests based on Rule 14a-8(i)(7). See, e.g., *Centex Corporation* (Mar 18, 2008), *Exxon Mobil Corporation* (Mar. 23, 2007), and *Standard Pacific Corporation* (Feb.28, 2008) (Proposal requesting the board of directors adopt quantitative goals for reducing total greenhouse gas emissions from the company's products and operations, and report to shareholders on its plans to achieve these goals); *ONEOK, Inc.*(February 25, 2008) (Proposal asking for a report concerning the feasibility of adopting quantitative goals for reducing total greenhouse gas emissions from the company's operations); *Ultra Petroleum Corporation* (Mar 6, 2008) (Proposal requesting a report on the company's plans to address climate change).

Proponents are not seeking an internal risk assessment. As in the proposals discussed above, the Proposal focuses on opportunities for the Company to minimize its impact on the environment, and does not delve into questions of risk to the Company. Unlike these proposals, the Proposal does not make any reference to internal risks to the Company. Rather, the Proposal devotes each of its six whereas clauses to the impact of the Company's operations on the environment, and steps that could be taken to mitigate that impact. This is precisely the type of proposal that is explicitly permitted by *SLB 14C*.

The Company also contends that "we understand that the intent of the Proposal, if adopted, is to have the Board evaluate our business policies and practices related to paper product selection and sourcing, notwithstanding that the Proposal refers to sustainable paper purchasing concerns." (No Action request at 5) That one word, "notwithstanding," contains within it a request for Staff to ignore the wording of the Proposal and engage in an assessment of the Proponents' intentions. We would submit that this is not Staff's role, and is not consistent with how Staff has handled no-action requests historically.

IV. The Proposal does not undermine the Company's current efforts

The Company also argues that "the undertaking of a report to shareholders would undermine the current efforts of our management." (No Action request at 4)

The Company provides no clear argument or any examples of how the requested report would "undermine the current efforts" of management, nor does the Company cite any provision of Rule 14a-8 that would permit the Company to exclude the Proposal on this basis. The Company, therefore, has not met its burden of proof under Rule 14a-8(g) to demonstrate why the Proposal should be excluded on this basis, whether or not implementation would "undermine" the Company's current efforts. Arguably, if the Company believes that it has already completed the report requested by the Proposal, then the Company would have challenged the Proposal on the basis of Rule 14a-8(i)(10), but it has not done so.

Furthermore, this argument belies the Company's overall argument that compliance with the Proposal would require implementation of complex policies and programs. The Company claims in its no-action request that it has already taken numerous steps to address the environmental impact of its paper sourcing. What is at issue is a request to *report to shareholders* on these efforts.

V. Prior precedent cited by the Company is inapposite

Much of the Company's argument relies on *Best Buy* (Mar. 21, 2008) (proposal asking board of directors to prepare a report on the company's sustainable paper purchasing policies). Domini Social Investments was the proponent of that proposal. In that case, Domini did not respond to the company's no-action request as we had received notice that Best Buy was interested in completing the requested report. We had expected to withdraw the proposal prior to a Staff decision and neglected to inform Staff that we were on the verge of finalizing a withdrawal agreement. Ultimately, the proponent and company did reach a withdrawal agreement, but not before Staff released its decision. That decision, therefore, was based solely on the company's argument.

The Company's no-action request is similar to Best Buy's no-action request and cites the same precedents as Best Buy.[1] Proponents respectfully submit that had they presented Staff with the arguments presented in this letter, Staff may not have concurred with Best Buy. As discussed below, the decisions relied upon by both Best Buy and Meredith are clearly distinguishable from the Proposal.

The no-action letters cited by the Company in support of its arguments—including those cited by *Best Buy* in its no-action request—are clearly distinguishable from the current case.

In *Sprint Corp.* (Feb. 6, 2002), the Board was asked to prepare a report on the feasibility of using recycled paper for the company's billing statements, including "an evaluation of the economic ... impacts of making the switch to recycled paper." *Applied Digital Solutions, Inc.* (Apr. 25, 2006) asks the company to prepare a report "on the harm the continued sale and use of RFID chips could have to the public's privacy, personal safety, and financial security." The proposal's supporting statement notes that the report would "allow shareholders to assess the risk, including legal and financial, created by the company's activity in these areas as well as the company's strategy for managing these risks." *Ford Motor Company* (Mar. 2, 2004) asks for a report that includes "costs and benefits at various degrees of heating or cooling." In each, the company has been asked to assess the risks or liabilities *to the company* resulting from its operations. As discussed above, unlike these three cases, the instant Proposal does not ask for an evaluation of risks or liabilities.

In *Wal-Mart Stores, Inc.* (Mar. 24, 2006) (proposal requesting company to report to shareholders on the rate of use of public assistance benefits by Wal-Mart Associates), Staff concluded that the proposal is excludable under rule 14a-8(i)(7) because it relates to "Wal-Mart's ordinary business operations (i.e., employee benefits)." While we believe this decision may have been based on a misreading of the proposal—the proposal did not appear to relate to Wal-Mart's employee benefits, rather it requested a report on the use of "public" benefits by Wal-Mart employees—Proponents believe this precedent is not relevant to the instant Proposal as the subject matter in *Wal-Mart Stores, Inc.*(i.e., employee benefits) is entirely unrelated to the Proposal, and no-action requests relating to proposals addressing employment matters have a long and complex history of their own.

College Retirement Equities Fund (CREF) (Sept. 7, 2000), cited by the Company as an ordinary business decision, was not decided on that basis. Staff found that CREF could exclude the proposal from its proxy materials under Rule 14a-8(h)(3) permitting exclusions for two calendar years where a proponent fails to appear at an annual meeting to present a proposal. Because the proponent in *CREF* had submitted a proposal to CREF in 1999 and did not attend the shareholder meeting that year, Commission staff found that CREF could omit the year 2000 proposal. In reaching its decision, Commission staff noted, "In reaching this position, we have not found it necessary to address the alternative bases for omission [including Rule 14a-8(i)(7)] upon which CREF relies." Thus, this shareholder proposal was not excluded on the basis of ordinary business.

VI. Conclusion

The Company has not sustained the burden of proof necessary to demonstrate that the Proposal can be omitted under Rule 14a-8(i)(7). For all the reasons above, Proponents request that the Company's request for no-action relief be denied, and the Company be instructed to include the Proposal in its proxy materials.

---

[1] Best Buy's no-action request also relied on Rule 14a-8(i)(7) and cited the same precedents (*Sprint Corp.* (Feb. 6, 2002), *Applied Digital Solutions, Inc.* (Apr. 25, 2006), *Ford Motor Company* (Mar. 2, 2004), *Wal-Mart Stores, Inc.* (Mar. 24, 2006) and *College Retirement Equities Fund* (CREF) (Sept. 7, 2000)) as the Company.

Respectfully submitted,

Adam Kanzer
Managing Director & General Counsel

Encl.

cc: Margaret Weber, Camilla Madden Charitable Trust
John Zieser, Meredith Corporation

Exhibit A

Sustainable Paper Purchasing Report

As a leading magazine and book publisher, Meredith Corporation is a large consumer of paper products. Forests, which provide the raw material for Meredith's products, are rapidly declining at a rate of 55 football fields per minute according to the United Nations and only 20% of the world's original forests remain undisturbed.

The paper supply chain, from logging to disposal, is a large contributor to greenhouse gas emissions. Forests store the equivalent of 175 years of global fossil fuel emissions and forest loss is responsible for 20-25% of total carbon dioxide (CO_2) emissions globally. Paper production emits the fourth-highest level of CO_2 among manufacturers. Paper comprises nearly 40% of the material in landfills and its decomposition produces methane—a greenhouse gas with 21 times the heat trapping power of CO_2.

The Intergovernmental Panel on Climate Change (IPCC), the leading international network of climate scientists, has concluded that global warming is "unequivocal." The Stern Review on the Economics of Climate Change states greenhouse gas emissions from deforestation are greater than emissions from the global transportation sector, concluding that "Action to preserve the remaining areas of natural forest is needed urgently."

Our company can reduce its impact on global warming by increasing the use of recycled paper and purchasing paper produced from sustainably managed forests. By purchasing paper certified by the Forest Stewardship Council (FSC), our company can ensure its paper is from sustainably managed forests. FSC is the only independent certification system in the world accepted by the conservation, aboriginal and business communities. FSC is the world's largest and fastest growing certification system, by hectares.

Many magazine and book publishers, including Scholastic Inc., Simon & Schuster, Random House, Hachette Livre UK, and Time Inc., are establishing and implementing paper procurement policies to address these issues. By 2012, both Scholastic and Simon & Schuster plan to purchase paper containing 25% recycled fiber and Scholastic plans that 30% of its paper purchases will be FSC-certified. Both companies are eliminating paper containing fiber sourced from endangered forests. Sixty-nine percent of the paper used in Time Inc.'s publications contains wood from certified sources including FSC-certified wood and the company has a sustainable paper purchasing policy with goals of increasing the use of recycled and certified fiber.

Our company uses recycled content in one publication and has made some progress on certified sourcing, but has not established a sustainable paper purchasing policy with stated goals and lags behind its competitors.

RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by April 30, 2009, assessing options for increasing the use of postconsumer recycled fiber and FSC-certified fiber as a means to reduce our company's impact on greenhouse gas emissions.

<u>**Supporting Statement**</u>**:**

The study should discuss the Company's goals and timeframes with respect to:

- Increasing the use of recycled fiber as a means to reduce reliance on virgin materials;
- Increasing the use of FSC-certified fiber; and
- Estimating avoided greenhouse gas emissions from these activities.

Exhibit B

Meredith
CORPORATION

1716 Locust Street
Des Moines, IA 50309-3023
Ph: 515-284-2786
Fax: 515-284-3933
E-mail: john.zieser@meredith.com

John S. Zieser
Chief Development Officer
General Counsel and Secretary

VIA FEDERAL EXPRESS

June 30, 2008

Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments
436 Broadway, 7th Floor
New York, NY 10012-3915

RE: Meredith Corporation – Shareholder Proposal of Domini Social Investments and Camilla Madden Charitable Trust

Dear Ms. Shapiro:

Enclosed, please find a copy of the No Action letter we have filed with Securities and Exchange Commission today.

I also wanted to advise you that we have not yet received the verification of Domini Social Investments' ownership of shares of Meredith Corporation from State Street Bank.

Yours very truly,

John S. Zieser
Chief Development Officer, General Counsel and Secretary

Meredith
CORPORATION

1716 Locust Street
Des Moines, IA 50309-3023
Ph: 515-284-2786
Fax: 515-284-3933
E-mail: john.zieser@meredith.com

John S. Zieser
Chief Development Officer
General Counsel and Secretary

June 30, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Meredith Corporation – Shareholder Proposal of Domini Social Investments and Camilla Madden Charitable Trust

Ladies and Gentlemen:

This letter is submitted on behalf of Meredith Corporation, an Iowa corporation (the "Company," "Meredith," or "We"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On May 27, 2008, the Company received two letters, each dated May 22, 2008 (attached as Exhibits A and B), from Domini Social Investments and the Camilla Madden Charitable Trust (collectively, the "Proponents") requesting that the Company include the identical shareholder proposal (the "Proposal") in the proxy materials for its 2008 annual meeting of shareholders (the "2008 Proxy Materials"). The Company believes it may properly omit the Proposal from the 2008 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from the 2008 Proxy Materials in reliance upon Rule 14a-8(i)(7) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Meredith appreciates the general concerns raised by the Proponents and already has in place programs to increase its use of paper from sustainably managed forests and to otherwise evaluate on an ongoing basis the Company's products and practices. In fact, the Company has in place an environmental sustainability task force that is currently seeking enhancements to all of its current practices and is evaluating specific targets for progress. We are of the view, however, that the substance of the Proposal is encompassed by Meredith's ordinary business operations (under Rule 14a-8(i)(7) of the Exchange Act) and should be excluded from our 2008 Proxy Materials.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the letters (including the Proposal) we received from Domini Social Investments and the Camilla Madden Charitable Trust. A copy of this letter, including Exhibits A and B, is being mailed on this date to Karen Shapiro of Domini Social Investments and to Margaret Weber of the Camilla Madden Charitable Trust, each a representative of the respective Proponent, in accordance with Rule 14a-8(j), informing them of the Company's intention to omit the Proposal from the 2008 Proxy Materials. Also enclosed is one additional copy of this letter, which we request to have file-stamped. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2008 Proxy Materials with the Securities and Exchange Commission.

The Company intends to mail to shareholders, on or about September 25, 2008, its definitive proxy statement and form of proxy in connection with its 2008 annual meeting of shareholders. That meeting currently is scheduled to be held on November 5, 2008. The Company intends to file definitive copies of the 2008 Proxy Materials with the Commission at the same time they are first mailed to shareholders.

The resolution contained in the Proposal provides:

RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by April 30, 2009, assessing options for increasing the use of postconsumer recycled fiber and FSC-certified fiber as a means to reduce our company's impact on greenhouse gas emissions.

Supporting Statement:

The study should discuss the Company's goals and timeframes with respect to:

- Increasing the use of recycled fiber as a means to reduce reliance on virgin materials;
- Increasing the use of FSC-certified fiber; and
- Estimating avoided greenhouse gas emissions from these activities.

Grounds for Exclusion

The Proposal Relates to the Company's Ordinary Business Operations and is Excludable under Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). As discussed in the 1998 Release, there are two central considerations underlying this policy: first, that "[c]ertain tasks are so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report does not remove the proposal from the ordinary business grounds for exclusion. Exchange Act Release No. 20091 (August 16, 1983).

Meredith firmly believes that the Proposal is excludable under the ordinary business exclusion in Rule 14a-8(i)(7) as interpreted by the Staff. First, the requested Board report "assessing options for increasing the use of postconsumer recycled fiber and FSC-certified fiber" would involve the implementation of complex policies that should be confined to the decisions of management and the Board. *See* 1998 Release. The Proponents' request for a report would seem to require the Company to engage experts to undertake a large-scale research project to determine goals and timeframes exclusively for the initiatives listed. Business decisions such as the allocation of resources for research into sustainable paper purchasing and sourcing decisions are not appropriate for direct shareholder oversight. Moreover, decisions regarding paper purchasing are inherently based on complex business decisions and potential business partnerships that are outside the knowledge and expertise of shareholders. Giving shareholders this ability would constitute micro-management of the Company's business.

The scope and detail of the proposed report as set forth in the Proponents' supporting statement also calls for the Company to include goals and timeframes with respect to increasing adherence to one specific certification standard for fiber (FSC), increasing the use of recycled fiber and estimating avoided greenhouse gas emissions from those activities. The Proponents also set a deadline of April 30, 2009 for the report. The 1998 Release states that proposals may be seen as attempting to micro-manage a company "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods . . . ."

The Staff has considered similar shareholder proposals such as Best Buy (Mar. 21, 2008) (proposal requesting a virtually identical sustainable paper purchasing report); Sprint Corporation (Feb. 6, 2002) (proposal requesting a report on the feasibility of using recycled paper for billing statements); Applied Digital Solutions, Inc. (Apr. 25, 2006) (proposal requesting that the independent directors of the company prepare a report on the harm the continued sale and use of RFID chips would have to the public's privacy, personal safety and financial security); and Wal-Mart Stores, Inc. (Mar. 24, 2006) (proposal requesting a report to shareholders on the rate of use of public assistance benefits by Wal-Mart associates). In each of the foregoing matters, the Staff concurred with the companies' view that the proposal was excludable as it related to the companies' ordinary business operations. Decisions regarding paper purchasing, particularly beyond applicable regulatory requirements, involve the type of day-to-day operational oversight of a company's business that the ordinary business exclusion in Rule 14a-8(i)(7) was meant to address. Such decisions fall within the Company's ordinary business operations and are fundamental to management's ability to control the Company's operations, and are not an appropriate matter for shareholder oversight.

Second, the Proposal requires the Company to report on sustainable paper purchasing policies and to assess options for increasing our use of recycled paper and FSC-certified fiber, which involve an assessment of our business risks and liabilities with respect to those options. In Staff Legal Bulletin No. 14C (June 28, 2005), the Staff took the position that, "to the extent a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or public health, . . . there is a basis to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk." In addition, the Proponents' supporting statement focuses on specific goals and timeframes with respect to increasing adherence to the FSC certification standard for fiber, increasing the use of recycled fiber and estimating avoided greenhouse gas emissions from those activities. Therefore, the Company is being asked to engage in and report on an assessment of the potential legal, financial and business risks and liabilities related to its sustainable paper purchasing. Such areas are precisely within the Company's ordinary business operations and the Staff has previously indicated that such matters should be left to management and the board.

Third, the Company has already taken active steps to increase its purchasing of paper produced from sustainably managed forests. The undertaking of a report to shareholders would undermine the current efforts of our management. As a large consumer of paper, forest sustainability is a major issue for Meredith. Approximately 60 percent of the paper produced by Meredith's suppliers comes from third-party certified forests, which means the landowner is independently audited for compliance with a standard that comprises strict sustainable forest management principles. Almost 100 percent of Meredith's paper is supplied by mills with third-party chain of custody certification, which means the fibers used to create the paper can be traced throughout the production cycle back to the original forest that produced it. These forests must be managed under specific sustainability guidelines to ensure that the trees were harvested properly.

Meredith is a media and marketing company. We do not own or operate printing plants, paper companies, or other manufacturing facilities. We purchase paper to produce magazines. As responsible corporate citizens, we have inquired about our paper suppliers' practices and have been informed that they use biofuels as much as possible. Our suppliers also use co-generation boilers that burn biofuels and produce steam used for energy. About half the energy used by Meredith paper suppliers to manufacture their products comes from renewable, greenhouse gas-neutral biofuels.

We also appreciate the need for companies to set targets related to the environment and we are currently in the process of defining our environmental goals and practices. We have taken a proactive environmental stance in many areas including paper and print purchasing, direct mail reduction, facilities management, newsstand distribution and more. Our senior management has also created an environmental sustainability task force that is currently seeking enhancements to our current operations and evaluating specific targets for progress. Based on the foregoing, and the fact that the third-party companies referenced in the Proposal are not representative competitors, we would challenge the Proponents' assertion that the Company "lags behind its competitors."

Our approach to the issues raised in the Proposal has also been forward-looking and has encompassed a different perspective, one that is specific to our business. For example, we have concerns about the processing required to produce recycled paper with the quality and strength necessary for the photo and color reproduction that our magazines require. In fact, to produce the quality of paper needed for magazines, the processing requirements for recycled fibers appear to practically contradict the environmental benefit of using recycled material. While management supports the use of recycled paper where it makes sense environmentally and economically, its use in the magazine publishing process does not always make sense. Recycled fiber, which remains in short supply, may be more effectively used as newsprint or book publishing and tissue paper or other consumer applications from a sustainability perspective. Our management and operations personnel have assessed the same facts and issues raised by the Proposal and have pursued other courses of action congruent with the Company's needs and environmental concerns, including those raised by the Proposal. For example, we have reduced basis weights for our magazines, which results in annual savings of approximately six million pounds of paper. In addition, nearly all Meredith magazines are now short cut-off (10.5 vs. 11 inches), which saves 4.4% of total paper used. The Company also encourages and requires (where it can) recycling of its magazines in order to increase the supply of recycled fiber. Therefore, because our management has already been actively engaged on these issues in their management of the ordinary business of the Company and in a manner that takes into account the more complete information available to the Company, the Proponents should not be permitted to intercede.

We are aware of the social policy issue exception to the ordinary business exclusion and that proposals focusing sufficiently on significant social policy issues are generally not excludable. We also note, however, that the Staff has not objected to excluding shareholder proposals when such proposals relate to a company's day-to-day business. *See, e.g.*, Best Buy (Mar. 21, 2008) (allowing exclusion of a proposal requesting the board to prepare a report on the goals and timeframes for increasing the use of FSC-certified fiber and recycled fiber, and estimating avoided greenhouse gas emissions from such activities (virtually identical request as the Proposal that is the subject of this letter)); Sprint Corporation (Feb. 6, 2002) (allowing exclusion of a proposal for a report on the feasibility of using recycled paper); Ford Motor Company (Mar. 2, 2004) (allowing exclusion of a proposal recommending that the board publish annually a report regarding global warming which would include detailed information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling, as relating to ordinary business operations); and College Retirement Equities Fund (Sept. 7, 2000) (proposal requesting that the fund take steps to divest its holdings of a particular entity because it related to the ordinary business operations of an investment company). In each of the foregoing matters, the Staff did not object to excluding the proposal because the proposal related to day-to-day company activities, regardless of the fact that such day-to-day activities could be tied to larger social issues. We understand that the intent of the Proposal, if adopted, is to have the Board evaluate our business policies and practices related to paper product selection and sourcing, notwithstanding that the Proposal refers to sustainable paper purchasing concerns.

For the foregoing reasons, we believe the Company may properly exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8(i)(7).

CONCLUSION

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the 2008 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

In order to facilitate transmission of the Staff's response to our request, our facsimile number is (515) 284-3933. Please call the undersigned at (515) 284-2786 or contact me at John.Zieser@meredith.com if you have any questions or need additional information.

Thank you for your consideration.

Yours very truly,

John S. Zieser
Chief Development Officer, General Counsel and Secretary

Exhibit A.

MAY 27 2008

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

May 22, 2008

Mr. John S. Zieser
Chief Development Officer, General Counsel and Secretary
Meredith Corporation
1716 Locust Street
Des Moines, Iowa 50309-3023

Via UPS

Re: Shareholder Proposal Requesting Sustainable Paper Purchasing Report

Dear Mr. Zieser:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds, including the Domini Social Equity Fund.

We are submitting the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Meredith Corp. shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Meredith Corp. shares from State Street Bank, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We appreciate your recent letter addressing our concerns about our company's fiber procurement practices and hope we can pursue further dialogue on this issue. However, due to the impending deadline for submitting shareholder resolutions, we are submitting the enclosed shareholder resolution in the interest of preserving all of our options. We hope there will be an opportunity to come to a mutually satisfying agreement that will enable us to withdraw the shareholder resolution.

I can be reached at (212) 217-1112 and at kshapiro@domini.com.

Sincerely,

Karen Shapiro

Karen Shapiro
Shareholder Advocacy Associate

Encl.

Sustainable Paper Purchasing Report

As a leading magazine and book publisher, Meredith Corporation is a large consumer of paper products. Forests, which provide the raw material for Meredith's products, are rapidly declining at a rate of 55 football fields per minute according to the United Nations and only 20% of the world's original forests remain undisturbed.

The paper supply chain, from logging to disposal, is a large contributor to greenhouse gas emissions. Forests store the equivalent of 175 years of global fossil fuel emissions and forest loss is responsible for 20-25% of total carbon dioxide (CO_2) emissions globally. Paper production emits the fourth-highest level of CO_2 among manufacturers. Paper comprises nearly 40% of the material in landfills and its decomposition produces methane—a greenhouse gas with 21 times the heat trapping power of CO_2.

The Intergovernmental Panel on Climate Change (IPCC), the leading international network of climate scientists, has concluded that global warming is "unequivocal." The Stern Review on the Economics of Climate Change states greenhouse gas emissions from deforestation are greater than emissions from the global transportation sector, concluding that "Action to preserve the remaining areas of natural forest is needed urgently."

Our company can reduce its impact on global warming by increasing the use of recycled paper and purchasing paper produced from sustainably managed forests. By purchasing paper certified by the Forest Stewardship Council (FSC), our company can ensure its paper is from sustainably managed forests. FSC is the only independent certification system in the world accepted by the conservation, aboriginal and business communities. FSC is the world's largest and fastest growing certification system, by hectares.

Many magazine and book publishers, including Scholastic Inc., Simon & Schuster, Random House, Hachette Livre UK, and Time Inc., are establishing and implementing paper procurement policies to address these issues. By 2012, both Scholastic and Simon & Schuster plan to purchase paper containing 25% recycled fiber and Scholastic plans that 30% of its paper purchases will be FSC-certified. Both companies are eliminating paper containing fiber sourced from endangered forests. Sixty-nine percent of the paper used in Time Inc.'s publications contains wood from certified sources including FSC-certified wood and the company has a sustainable paper purchasing policy with goals of increasing the use of recycled and certified fiber.

Our company uses recycled content in one publication and has made some progress on certified sourcing, but has not established a sustainable paper purchasing policy with stated goals and lags behind its competitors.

RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by April 30, 2009, assessing options for increasing the use of postconsumer recycled fiber and FSC-certified fiber as a means to reduce our company's impact on greenhouse gas emissions.

Supporting Statement:

The study should discuss the Company's goals and timeframes with respect to:

- Increasing the use of recycled fiber as a means to reduce reliance on virgin materials;
- Increasing the use of FSC-certified fiber; and
- Estimating avoided greenhouse gas emissions from these activities.

Exhibit B

MAY 27 2008

CAMILLA MADDEN
CHARITABLE TRUST

1257 East Siena Heights Drive • Adrian, Michigan 49221-1793 • (517) 266-3400

May 22, 2008

Corporate Secretary
Meredith Corporation
1716 Locust Street
Des Moines, IA 50309-3023

Dear Secretary:

The Camilla Madden Charitable Trust, in conjunction Domini Social Investments, submits the enclosed resolution *Sustainable Paper Purchasing Report* for inclusion in the 2008 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Camilla Madden Charitable Trust is a sponsor of this resolution. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

We enclose verification of ownership of Meredith Corporation stock. We have held over $2,000 worth of stock for over a year and will continue to hold shares in the company through the stockholders meeting.

We welcome substantive dialogue with the company on this issue, with Domini Social Investments as lead proponent.

Sincerely yours,

Margaret Weber

Margaret Weber
Representative for the Camilla Madden Charitable Trust
Coordinator of Corporate Responsibility, Adrian Dominican Sisters

Cc: Domini Social Investments
ICCR

Sustainable Paper Purchasing Report

As a leading magazine and book publisher, Meredith Corporation is a large consumer of paper products. Forests, which provide the raw material for Meredith's products, are rapidly declining at a rate of 55 football fields per minute according to the United Nations and only 20% of the world's original forests remain undisturbed.

The paper supply chain, from logging to disposal, is a large contributor to greenhouse gas emissions. Forests store the equivalent of 175 years of global fossil fuel emissions and forest loss is responsible for 20-25% of total carbon dioxide (CO_2) emissions globally. Paper production emits the fourth-highest level of CO_2 among manufacturers. Paper comprises nearly 40% of the material in landfills and its decomposition produces methane—a greenhouse gas with 21 times the heat trapping power of CO_2.

The Intergovernmental Panel on Climate Change (IPCC), the leading international network of climate scientists, has concluded that global warming is "unequivocal." The Stern Review on the Economics of Climate Change states greenhouse gas emissions from deforestation are greater than emissions from the global transportation sector, concluding that "Action to preserve the remaining areas of natural forest is needed urgently."

Our company can reduce its impact on global warming by increasing the use of recycled paper and purchasing paper produced from sustainably managed forests. By purchasing paper certified by the Forest Stewardship Council (FSC), our company can ensure its paper is from sustainably managed forests. FSC is the only independent certification system in the world accepted by the conservation, aboriginal and business communities. FSC is the world's largest and fastest growing certification system, by hectares.

Many magazine and book publishers, including Scholastic Inc., Simon & Schuster, Random House, Hachette Livre UK, and Time Inc., are establishing and implementing paper procurement policies to address these issues. By 2012, both Scholastic and Simon & Schuster plan to purchase paper containing 25% recycled fiber and Scholastic plans that 30% of its paper purchases will be FSC-certified. Both companies are eliminating paper containing fiber sourced from endangered forests. Sixty-nine percent of the paper used in Time Inc.'s publications contains wood from certified sources including FSC-certified wood and the company has a sustainable paper purchasing policy with goals of increasing the use of recycled and certified fiber.

Our company uses recycled content in one publication and has made some progress on certified sourcing, but has not established a sustainable paper purchasing policy with stated goals and lags behind its competitors.

RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by April 30, 2009, assessing options for increasing the use of postconsumer recycled fiber and FSC-certified fiber as a means to reduce our company's impact on greenhouse gas emissions.

Supporting Statement:

The study should discuss the Company's goals and timeframes with respect to:

- Increasing the use of recycled fiber as a means to reduce reliance on virgin materials;
- Increasing the use of FSC-certified fiber; and
- Estimating avoided greenhouse gas emissions from these activities.

Comerica Bank
Wealth & Institutional Management

Comerica Bank

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

May 22, 2008

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793

RE: CAMILLA MADDEN CHARITABLE TRUST T ROWE PRICE ACCOUNT # 1055005918

Dear Margaret:

In regard to your request for a verification of holdings, the above referenced account currently holds 10,450 shares of MEREDITH CORP common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Karen

Karen L. Moncrieff
Vice President
(313) 222-7092

Comerica

COMERICA BANK

Account Asset Inquiry

Run on 05/19/2008 08:39:12 AM

As of Date: 05/19/2008

Account: 1055005918
CAMILLA MADDEN CHARITABLE TRUST
T ROWE PRICE
Cusip: 589433101
MEREDITH CORP

Portfolio: PRINCIPAL

ASSET DETAILS

Tax Lots	Acquire Date	Units	Fed Tax Cost	State Tax Cost	Book Value	Original Face
LOT # 1	01/01/1997	10,450.000000	69,388.00	69,388.00		
TOTAL ASSET		10,450.000000	69,388.00	69,388.00	69,388.00	

REG/LOC DETAILS

	Units/Amount
** REGISTRATION DETAIL **	
DTC - C/C (303)	10,450.000000
** LOCATION DETAIL **	
DTC (300)	10,450.000000

Meredith CORPORATION

1716 Locust Street
Des Moines, IA 50309-3023
Ph: 515-284-2786
Fax: 515-284-3933
E-mail: john.zieser@meredith.com

John S. Zieser
Chief Development Officer
General Counsel and Secretary

August 13, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Via email: cfletters@sec.gov

Re: Meredith Corporation Shareholder Proposal of Domini Social Investments LLC and Camilla Madden Charitable Trust Requesting a Sustainable Paper Purchasing Report

Ladies and Gentlemen:

Meredith Corporation is writing to address the response made by Domini Social Investments LLC ("Domini") and Camilla Madden Charitable Trust (together, the "Proponents") in their letter dated August 11, 2008. We do not intend to reiterate the substantive arguments made by us and the Proponents. We stand by the positions we took in our original request letter dated June 30, 2008.

However, we believe that it is appropriate for us to point out to the Staff that the statements made in Part V of the Proponents' response are inappropriate and not correct. First, the argument that the Best Buy precedent (Mar. 21, 2008) is distinguishable because Domini did not respond to the Best Buy no-action letter request is irrelevant and disingenuous. We believe that the Staff is perfectly capable of deciding these issues whether or not a proponent sends in a response and that the Staff has the responsibility to weigh these no-action letter requests on their merits in all instances. To do otherwise would lead to inconsistent results and not be beneficial to the proxy process.

Second, to decide the current situation differently than the Best Buy letter would result in two diametrically opposed and irreconcilable precedents.

Third, we have had conversations with attorneys for Best Buy concerning its no-action letter request and have been told by Best Buy that the withdrawal agreement was reached with Domini on or after the delivery of the no-action letter by the Staff, leading us to conclude that Domini only reached the withdrawal agreement when it knew that the Staff was about to issue the no-action letter.

We hereby continue our request for a no-action letter as stated in our letter dated June 30, 2008.

Very truly yours,

John S. Zieser

cc: via e-mail to Karen Shapiro, Domini Social Investments
via e-mail to Margaret Weber, Representative for the Camilla Madden Charitable Trust

Domini

SOCIAL INVESTMENTS®

The Way You Invest Matters™

August 14, 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549
Via email: cfletters@sec.gov

Re: Shareholder Proposal of Domini Social Investments LLC and Camilla Madden Charitable Trust Requesting a Sustainable Paper Purchasing Report Submitted to Meredith Corporation

Ladies and Gentlemen:

I am writing on behalf of Domini Social Investments LLC and Camilla Madden Charitable Trust ("Proponents") in response to a letter dated August 13, 2008 from John S. Zieser, General Counsel and Secretary for Meredith Corporation ("the Company"), in response to our reply to the Company's request to exclude the above-referenced proposal. In that letter, the Company takes issue with our response to the *Best Buy* decision issued March 21, 2008.

The Company is, of course, correct that SEC Staff is fully capable of making decisions without input from proponents. Nevertheless, we respectfully submit that the *Best Buy* decision was decided incorrectly, and is contrary to both prior Staff precedent and *Staff Legal Bulletin 14C.* Contrary to the Company's assertion, we believe that it is the Best Buy decision that is inconsistent with precedent.

The Company has taken a novel approach in its no-action request by quoting—virtually verbatim—Best Buy's no-action request. We believe we have successfully refuted these arguments, and distinguished all precedents cited by both companies. Both companies cited exactly the same precedents, and somehow both companies missed the fact that *College Retirement Equities Fund (CREF)* (Sept. 7, 2000), cited by both companies as an ordinary business decision, was actually decided on the basis of Rule 14a-8(h)(3). Meredith also repeated Best Buy's selective and inaccurate quotation of *SEC Release 34-40018* (May 21, 1998) regarding micro-management and proposals that set specific time frames (See Best Buy's no action request at 4, and Meredith's no action request at 3).

We should note that there is one distinguishing feature between the proposal in *Best Buy* and the proposal submitted to Meredith that may have formed the basis for Staff's decision. Best Buy based part of its argument on the following phrase from the sixth whereas clause of the proposal: "FSC certification can reduce brand and public perception risk to companies." In fact, Best Buy quoted this phrase twice in support of its argument that the proposal was excludable consistent with the rationale of SLB 14C (See Best Buy's no-action letter at 5 and 6). This phrase does not appear in the proposal submitted to Meredith (For Staff's convenience, the Best Buy and Meredith proposals are attached as Exhibit A).

For all of the reasons stated in our response to its no-action request, we believe the Company has failed to carry the burden of proof required by Rule 14a-8(g). It is particularly difficult to see how a company can carry this burden by simply copying another company's argument verbatim, errors included.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 1-800-582-6757
Email: *info@domini.com*, URL: *www.domini.com* DSIL Investment Services LLC, Distributor

The Company has gone one step further, however, by suggesting that the Proponent has fabricated a reason for not responding to Best Buy's no-action request. Although the Company's claim has no legal basis I feel compelled to respond as it appears designed to discredit the integrity of the Proponents.

The Company claims that Domini "only reached the withdrawal agreement when it knew that the Staff was about to issue the no-action letter." Our letter to Best Buy, agreeing to withdraw our proposal, clearly states that we agreed to withdraw the proposal in exchange for Best Buy's commitment to work with us on the development of a sustainable paper purchasing policy, as described in the company's letter to Domini dated March 25, 2008. We withdrew the proposal because the company was willing to address its core concerns. To Best Buy's credit, the company agreed to these terms even after the SEC granted its no action request.

As we said in our response to Meredith's no-action request: "We had expected to withdraw the proposal prior to a Staff decision and neglected to inform Staff that we were on the verge of finalizing a withdrawal agreement. Ultimately, the proponent and company did reach a withdrawal agreement, *but not before Staff released its decision*." (*emphasis added*) Contrary to the Company's insinuation, we have been completely forthcoming—we reached an agreement *after* the Best Buy decision was issued. It is therefore meaningless to assert that we reached an agreement only because we knew a decision was pending. The decision had already been issued. I am at a loss to understand what the Company hopes to gain by this claim, except to impugn Domini's integrity, or what the Company believes I hoped to gain by intentionally misleading the SEC, as insinuated in the August 13, 2008 letter.

Normally, when we are in the midst of discussions with a company and believe we may be on the verge of a withdrawal agreement, we will notify Staff, and in our experience, we have been consistently extended the courtesy of a delay in order to allow us to work through the agreement. This was our error – we failed to notify Staff. Had we done so, we believe this decision would not have been issued. We also believe the decision would have gone in our favor had we responded.

Meredith's entire no-action request hinges on the *Best Buy* decision. The Company is so confident in that precedent that it essentially cut and pasted Best Buy's argument, and submitted it as its own, without offering any new arguments, new precedents, or correcting Best Buy's obvious errors.

For all of the reasons set forth above, and in our letter dated August 11, we respectfully request that the Company's no-action request be denied, and that the Company be instructed to include the Proposal in its proxy statement.

Respectfully submitted,

Adam Kanzer
General Counsel

cc: John S. Zieser, Meredith Corporation
Encl.

Exhibit A

Sustainable Paper Purchasing

As the largest retailer of consumer electronics in North America, Best Buy is a large purchaser of newspaper advertising inserts.

An August 2007 report released by Greenpeace, *Consuming Canada's Boreal Forest: The chain of destruction from logging companies to consumer*, tracks the supply chain of several forestry companies, beginning with logging operations in the Boreal Forest through production of finished products including paper. (http://usaphoto.greenpeace.org/ chainofdestruction/consuming-the-boreal-forest-t.pdf.) According to this report, a portion of Best Buy's inserts are printed on paper sourced from unsustainable (or destructive) operations in the Boreal Forest.

Canada's Boreal forest is a major source of paper consumed in the United States, including newsprint. Each year, logging activities clear 1.5 million acres in Canada's Boreal forest.

Canada's Boreal forest is the largest remaining intact forest left in North America and, as the world's largest terrestrial storehouse of carbon, is critical to mitigating climate change. Forests store the equivalent of 175 years of global fossil fuel emissions, with Boreal forests storing the largest percentage of carbon. Forest loss is responsible for 20-25% of total carbon dioxide (CO_2) emissions globally.

The Boreal forest is home to nearly 50% of North America's bird species and contains the world's largest remaining populations of woodland caribou and wolverines. These and other species have declined significantly due to habitat loss, in part, from unsustainable logging. The conservation and responsible management of the Boreal Forest are critical to maintaining healthy North American communities, including Canadian aboriginal communities. The forest provides clean drinking water, recreation, and economic and cultural sustenance.

The Forest Stewardship Council (FSC), a third-party auditor, is the only independent certification system in the world accepted by the conservation, aboriginal and business communities. FSC certification recognizes forestry operations that adopt environmentally and socially responsible practices (www.fsc.org). As such, FSC certification can reduce brand and public perception risk to companies. Paper from logging operations certified to FSC standards is increasingly available.

Our company can ensure its advertising uses sustainably produced paper by specifying FSC certified paper and recycled paper from its suppliers. Companies such as Dell, Ikea, Limited Brands and Staples have announced policies to avoid purchasing paper sourced from endangered forests and unsustainable logging operations, to increase the use of recycled fiber, and established FSC-certified paper procurement preferences.

Best Buy's annual report and 10K are printed on paper containing post-consumer waste, and the color pages of the annual report are printed on paper containing 10% FSC certified fiber. However, it appears our company has not extended its sustainable paper purchasing practices to paper used in its advertising.

Resolved: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by December 1, 2008, on our company's sustainable paper purchasing policies.

Supporting statement: We believe the report should include goals and timeframes with respect to:

- Increasing the use of FSC-certified fiber;
- Increasing the use of recycled fiber as a means to reduce reliance on virgin materials; and
- Estimating avoided greenhouse gas emissions from these activities.

Sustainable Paper Purchasing Report

As a leading magazine and book publisher, Meredith Corporation is a large consumer of paper products. Forests, which provide the raw material for Meredith's products, are rapidly declining at a rate of 55 football fields per minute according to the United Nations and only 20% of the world's original forests remain undisturbed.

The paper supply chain, from logging to disposal, is a large contributor to greenhouse gas emissions. Forests store the equivalent of 175 years of global fossil fuel emissions and forest loss is responsible for 20-25% of total carbon dioxide (CO_2) emissions globally. Paper production emits the fourth-highest level of CO_2 among manufacturers. Paper comprises nearly 40% of the material in landfills and its decomposition produces methane—a greenhouse gas with 21 times the heat trapping power of CO_2.

The Intergovernmental Panel on Climate Change (IPCC), the leading international network of climate scientists, has concluded that global warming is "unequivocal." The Stern Review on the Economics of Climate Change states greenhouse gas emissions from deforestation are greater than emissions from the global transportation sector, concluding that "Action to preserve the remaining areas of natural forest is needed urgently."

Our company can reduce its impact on global warming by increasing the use of recycled paper and purchasing paper produced from sustainably managed forests. By purchasing paper certified by the Forest Stewardship Council (FSC), our company can ensure its paper is from sustainably managed forests. FSC is the only independent certification system in the world accepted by the conservation, aboriginal and business communities. FSC is the world's largest and fastest growing certification system, by hectares.

Many magazine and book publishers, including Scholastic Inc., Simon & Schuster, Random House, Hachette Livre UK, and Time Inc., are establishing and implementing paper procurement policies to address these issues. By 2012, both Scholastic and Simon & Schuster plan to purchase paper containing 25% recycled fiber and Scholastic plans that 30% of its paper purchases will be FSC-certified. Both companies are eliminating paper containing fiber sourced from endangered forests. Sixty-nine percent of the paper used in Time Inc.'s publications contains wood from certified sources including FSC-certified wood and the company has a sustainable paper purchasing policy with goals of increasing the use of recycled and certified fiber.

Our company uses recycled content in one publication and has made some progress on certified sourcing, but has not established a sustainable paper purchasing policy with stated goals and lags behind its competitors.

RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by April 30, 2009, assessing options for increasing the use of postconsumer recycled fiber and FSC-certified fiber as a means to reduce our company's impact on greenhouse gas emissions.

Supporting Statement:

The study should discuss the Company's goals and timeframes with respect to:

- Increasing the use of recycled fiber as a means to reduce reliance on virgin materials;
- Increasing the use of FSC-certified fiber; and
- Estimating avoided greenhouse gas emissions from these activities.

Meredith
CORPORATION

1716 Locust Street
Des Moines, IA 50309-3023
Ph: 515-284-2786
Fax: 515-284-3933
E-mail: john.zieser@meredith.com

John S. Zieser
Chief Development Officer
General Counsel and Secretary

August 15, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Via email: cfletters@sec.gov

Re: Meredith Corporation Shareholder Proposal of Domini Social Investments LLC and Camilla Madden Charitable Trust Requesting a Sustainable Paper Purchasing Report

Ladies and Gentlemen:

Meredith Corporation prefers not to distract the Commission Staff by further responding to Domini's explanation of the circumstances arising from Domini's withdrawal of its proposal to Best Buy - which was identical to the proposal in question. It is simply sufficient to say that Domini's recollection of those circumstances is at diametric odds with Best Buy's recollection.

We stand by our constant position that the current proposal is indistinguishable from that in Best Buy and we urge the Staff to reaffirm that position for the reasons set forth in our original request.

Yours very truly,

John S. Zieser

John S. Zieser
Chief Development Officer, General Counsel and Secretary

cc: via e-mail to Karen Shapiro, Domini Social Investments
via e-mail to Margaret Weber, Representative for the Camilla Madden Charitable Trust

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 21, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Meredith Corporation
Incoming letter dated June 30, 2008

The proposal requests that the board prepare a report assessing options for increasing the use of postconsumer recycled fiber and FSC-certified fiber as a means to reduce the company's impact on greenhouse gas emissions.

We are unable to concur in your view that Meredith may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Meredith may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

William A. Hines
Special Counsel

END